Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Terms No. 130
dated October 25, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – November 22, 2006

9% SPARQS due December 20, 2007
Mandatorily Exchangeable for Shares of Common Stock of
Yahoo! Inc.
Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
(“SPARQS®”)

Issue Price	:	$14.245 per SPARQS
Exchange Ratio	:	.5 shares of Yahoo! Stock per SPARQS
Yield to Call	:	19%
Interest Rate	:	9% per annum
Interest Payment Dates	:	March 20, 2007, June 20, 2007, September 20, 2007 and the Maturity Date
Aggregate Principal Amount	:	$27,750,000.74
Pricing Date	:	November 22, 2006
Original Issue Date (Settlement Date)	:	November 30, 2006
Listing	:	AMEX
Exchange Symbol	:	MYH
CUSIP	:	61748A320
Agent	:	Morgan Stanley & Co. Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Preliminary Terms No. 130 dated October 25, 2006
Prospectus Supplement for SPARQS dated January 25, 2006
Prospectus dated January 25, 2006